Exhibit 1

News Release

RINKER GROUP DIVESTS PRESTRESS BUSINESS

Rinker Group Limited (“Rinker”) today announced the successful sale of its small US prestress concrete manufacturing business to Coreslab Structures.

The prestress business is part of Rinker’s US subsidiary Rinker Materials Corporation. It comprises seven plants across the US, producing precast and prestressed concrete products for use in building and construction projects.

Prestress has been regarded as a “non-core” operation for some time and was slated for divestment.  With sales revenue of around US$100 million, it had not been earning its cost of capital for some time. This was due mainly to its heavy exposure to the US non-residential construction sector, which has faced a severe decline in activity levels since its 1993 peak.

Cash proceeds of the sale, including working capital, are around US$45 million. The sale price was below book value, resulting in a non-cash pre-tax book loss of approximately US$15 million.

“The divestment of this small, under-performing operation is in line with our strategy to focus on the performance and growth of our integrated heavy building materials operations, and will have a positive impact on Rinker Materials’ results going forward,” said Rinker Chief Executive Officer David Clarke.

Coreslab Structures, a major Canadian based prestress/precast concrete manufacturer, with 12 plants throughout the US and Canada and sales of over US$200 million, will offer employment to all current Prestress employees.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. For the year ended 31 March 2004, Rinker’s annual trading revenue was over US$3.7 billion, and profit from ordinary activities before interest and tax (EBIT) was almost US$500 million. Market capitalization is around US$7 billion. Rinker has nearly 14,000 employees in over 780 sites across the US, Australia and China. Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

For further information, please contact Debra Stirling on 0419 476 546

(international + 61 419 476 546).

31 December 2004	RIN 08-05

Rinker Group Limited ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067  PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au